As filed with the Securities and Exchange Commission on July 14, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-5471

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBALSANTAFE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBALSANTAFE CORPORATION

15375 Memorial Drive

Houston, Texas 77079-4101

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT AUDITORS

As of December 31, 2002 and 2001, and

for the Year Ended December 31, 2002

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

All other schedules are omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the

GlobalSantaFe 401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GlobalSantaFe 401(k) Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

July 14, 2003

GLOBALSANTAFE 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets:

Investments	$120,682,063	$66,491,927
Receivables—Contributions	129,874	—
—Unsettled trades	140,930	—

Total Receivables	270,804	—

Total Assets	120,952,867	66,491,927

Liabilities:
Excess Contributions Payable	173,000	—

Net Assets Available for Benefits	$120,779,867	$66,491,927

See accompanying notes to financial statements.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions:
Investment income:
Dividend / Interest income	$1,620,810
Contributions:
Participant	9,428,263
Employer	6,488,929

15,917,192

Assets transferred in from the GlobalSantaFe
Investment Savings and Profit Sharing Plan (Note 1)	62,556,908

Total additions	80,094,910

Deductions:
Net depreciation in fair value of investments	12,077,127
Benefits paid to participants	13,691,500
Administrative expenses	38,343

Total deductions	25,806,970

Net increase in assets available for benefits	54,287,940
Net assets available for benefits:
Beginning of year	66,491,927

End of year	$120,779,867

See accompanying notes to financial statements.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the GlobalSantaFe 401(k) Savings Plan (the “Plan”), formerly the GlobalSantaFe Savings Incentive Plan, is provided for general informational purposes only. For more complete information, participants should refer to the “Savings and Retirement” section of the GlobalSantaFe Employee Benefits Handbook, to the “GlobalSantaFe 401(k) Savings Plan” document and other documents, as amended, constituting a prospectus under the Securities Act of 1933, and to the Plan document, as amended and restated.

General

The Plan is a defined contribution plan covering all employees who are on the U.S. payrolls of the Plan sponsor, GlobalSantaFe Corporate Services Inc. (“GSFCSI”), and of each Participating Employer, as defined in the Plan. Eligible employees may begin participating in the Plan on the first calendar day of the month following the month of employment. The Plan is subject to certain provisions of the Internal Revenue Code of 1986 and the provisions of the Employee Retirement Income Security Act of 1974.

GSFCSI is a wholly-owned subsidiary of Global Marine Inc. (“Global Marine”). On November 20, 2001, Santa Fe International Corporation (“Santa Fe International”) and Global Marine consummated a business combination with the merger (the “Merger”) of an indirect wholly-owned subsidiary of Santa Fe International with and into Global Marine, with Global Marine surviving the Merger as a wholly-owned subsidiary of Santa Fe International. In connection with the Merger, Santa Fe International was renamed GlobalSantaFe Corporation (“GlobalSantaFe”).

Effective July 1, 2002, the GlobalSantaFe Savings Incentive Plan was renamed the GlobalSantaFe 401(k) Savings Plan, and the assets of the formerly separate GlobalSantaFe Investment Savings and Profit Sharing Plan were merged with and into the Plan. This merger had no material effect on existing Plan provisions.

A separate account (the “Pension Offset Account”), included in the Plan’s net assets available for benefits at December 31, 2002, is maintained for each participant in the Plan who was also a participant in the former Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the “Santa Fe Profit Sharing Plan”). The Pension Offset Account includes each participant’s proportionate share of Santa Fe International’s prior contributions to the Santa Fe Profit Sharing Plan and the related investment earnings thereon as of the time that this plan was discontinued. No employer or participant contributions are currently permitted to be made to this account and participants may not direct the investment of their remaining fund balances until either retirement or termination of employment (see Note 4). In the event a participant becomes eligible for retirement benefits under the GlobalSantaFe Retirement Plan for Employees (the “Pension Plan”), such benefits will be funded initially through amounts in his or her Pension Offset Account, and any excess amounts will be funded through the Pension Plan’s net assets.

Contributions

Each participant may elect to defer, in any whole percent, a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pretax basic contribution. Each participant may also elect to defer, in any whole percent, an additional one to 19 percent of his or her compensation for each pay period as a pretax excess contribution, provided however, that the combined total of

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

the pretax basic contribution and the pretax excess contribution cannot exceed 25 percent of compensation. The employer matches dollar for dollar each participant’s pretax basic contribution. The employer does not make matching contributions on pretax excess contributions. Each participant’s annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 2002, was $11,000. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service (“IRS”). The prescribed amount was $200,000 for 2002. Each participant’s employee and employer accounts are fully vested and nonforfeitable at all times.

Effective July 1, 2002, eligible participants who are age 50 or older at the end of the calendar year and who have contributed the maximum amount for deferral for U.S. income tax purposes may elect to defer additional “catch-up” amounts as pretax contributions into the Plan through payroll deductions. The catch-up contribution limit for 2002 was $1,000.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, as defined by the Plan, or attainment of age 59 1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus pretax contributions, catch-up contributions and after-tax contributions, excluding earnings thereon, made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company (“FMRC”). The Managed Income Portfolio is a common collective trust with investments managed by Fidelity Management Trust Company (“FMTC”). Strategic Advisors, Inc., a subsidiary of FMRC, manages the Freedom Funds. The Vanguard Group, except for Vanguard Asset Allocation Fund – Admiral Class, which is managed by Mellon Capital Management, manages Vanguard Funds. Amounts invested in each of the options listed below are at the sole discretion of participants, except for certain non-participant directed investments included in the Pension Offset Account discussed above.

During 2002, five new investment options were added to the Plan. These were Vanguard Institutional Index Fund, Vanguard Extended Market Index Fund – Admiral Class, Vanguard Asset Allocation Fund – Admiral Class, Fidelity Mid-Cap Stock Fund and Fidelity U.S. Bond Index Fund. Effective July 1, 2002, three investment options were removed from the Plan and four investment options were closed to new participant contributions, including transferred assets. The investment options removed from the Plan were the Fidelity Intermediate Bond Fund, Spartan U.S. Index Fund and Fidelity Asset Manager. The investment options closed to new contributions and transferred assets were the Fidelity BrokerageLink Account, Fidelity Real Estate Investment Portfolio, Fidelity Aggressive Growth Fund and Fidelity High Income Fund.

The funds available to participants as of December 31, 2002, are as follows:

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

Fidelity BrokerageLink Account—A self-directed brokerage account which allows the participant to invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other mutual funds.

Vanguard Institutional Index Fund—A growth and income fund which provides the potential for long-term growth of capital and dividend income by matching the performance and risk of the Standard and Poor’s 500 Stock Index (“S&P 500”). The S&P 500 Index is an unmanaged market capitalization-weighted index of common stocks.

Vanguard Extended Market Index Fund: Admiral Class—A growth fund which seeks to provide long-term growth of capital by matching the performance and risk of the Wilshire 4500 Completion Index (“Wilshire 4500”). The Wilshire 4500 is an unmanaged market capitalization-weighted index of approximately 6,500 U.S. equity securities.

Vanguard Asset Allocation Fund: Admiral Class—A fund managed with the objective of maximizing total return with reduced risk over the long term. The fund invests in a mix of common stocks, bonds and money market instruments. The mix may be gradually adjusted to respond to changing market conditions.

GlobalSantaFe Stock Fund—An unmanaged fund composed solely of GlobalSantaFe Ordinary Shares.

Fidelity Magellan Fund—A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of domestic, foreign and multinational companies.

Fidelity Equity-Income Fund—A growth and income fund managed with the objective of achieving yields exceeding the composite yield of securities comprising the S&P 500 Stock Index with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

Fidelity OTC Portfolio—A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that are traded on the “over-the-counter” market.

Fidelity Real Estate Investment Portfolio—A growth and income fund managed with the objective of seeking above-average income and long-term capital growth by investing in domestic and foreign companies principally engaged in the real estate industry.

Fidelity Blue Chip Growth Fund—A growth fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

Fidelity Low-Priced Stock Fund—A growth fund that invests in stocks that the fund’s manager considers to be low-priced at the time of purchase ($35 per share or less).

Fidelity Aggressive Growth Fund—A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that the fund’s manager believes offer the potential for accelerated earnings or revenue growth.

Fidelity Diversified International Fund—A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East (“EAFE”) Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies.

Fidelity Dividend Growth Fund—A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that have the potential to increase the amount of their dividends or begin paying them if none are being paid currently. The fund does not invest for income.

Fidelity Mid-Cap Stock Fund—A growth fund managed with the objective of providing long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Standard and Poor’s MidCap 400 Index (“S&P MidCap 400”). The S&P MidCap 400 is an unmanaged market capitalization-weighted index of 400 medium-capitalization stocks.

Fidelity Small Cap Stock Fund—A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Russell 2000 Index (“Russell 2000”). The Russell 2000 is an unmanaged market capitalization-weighted index of 2,000 company stocks.

Fidelity Freedom Income Fund—An asset allocation fund managed with the objective of seeking high current income and some capital appreciation for those already in retirement. The fund invests in a combination of underlying Fidelity bond, money market and stock funds.

Fidelity Freedom 2000 Fund—An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2000. The fund invests in a combination of underlying Fidelity bond, money market and stock funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund—An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2010. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund—An asset allocation fund managed with the objective of seeking high

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

total returns for those planning to retire around the year 2020. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund—An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2030. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund—An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2040. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity High Income Fund—An income fund managed with the objective of seeking a high level of current income with capital growth as a secondary consideration. The fund primarily invests in income-producing debt securities, preferred stocks and convertible securities with an emphasis on lower-quality debt securities.

Fidelity Retirement Money Market Portfolio—A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

Fidelity Managed Income Portfolio—A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

Fidelity U.S. Bond Index Fund—An income fund seeking to provide investment results that correspond to the total returns of the bonds in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is an unmanaged market value-weighted index of investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more.

Participant Loans

Under the Plan’s loan feature, participants may borrow from their accounts by transferring from their fund balances a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their fund balances, excluding any amounts in the participant’s Pension Offset Account. Plan participants may have only one home loan and two general-purpose loans outstanding at any time. Maximum loan terms are five years for general-purpose loans and fifteen years for home loans. Participants may repay outstanding loans in full at any time. The loans are collateralized by the balances in the participants’ accounts and bear interest at rates determined from time to time by the Plan’s administrative committee.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002

Interest rates on loans outstanding as of December 31, 2002, ranged from 4 3/4% to 10 1/2%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the full amount credited to each participant’s account will be payable as soon as practicable following such termination.

2.	Summary of Significant Accounting Policies

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan’s investments are stated at fair value. Shares in the funds managed by FMRC, FMTC, The Vanguard Group and Mellon Capital Management were valued based on their quoted closing net asset values per share at the dates presented. The GlobalSantaFe ordinary shares were valued at the quoted closing market price per share at the dates presented. Participant loans were valued at amortized cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan’s trustee, are paid by GSFCSI and are not charged to the Plan. Participant loan initiation and maintenance fees are paid by the respective participants who initiated the loans. These fees are classified as “Administrative expenses” in the Statement of Changes in Net Assets Available for Benefits. No charge was made to the Plan for GSFCSI’s applicable administrative costs.

3.	Investments

The following table presents the fair values of individual investments that represented five percent or more of the Plan’s net assets.

Description of Investment	Dec. 31, 2002	Dec. 31, 2001
Fidelity Retirement Money Market Portfolio, 23,868,782 and 6,623,281 shares, respectively	$23,868,782	$6,623,281

GlobalSantaFe Ordinary Shares, 821,292 and 502,278 shares, respectively	$19,973,815	$14,324,959

Vanguard Institutional Index Fund, 177,616 and 0 shares, respectively	$14,289,234	$—

Fidelity Magellan Fund, 139,868 and 133,094 shares, respectively	$11,044,005	$13,871,014

Vanguard Asset Allocation Fund, 582,147 shares and 0 shares, respectively (1)	$10,519,400	$—

Fidelity Equity-Income Fund, 152,887 and 143,318 shares, respectively	$6,065,024	$6,989,609

Fidelity Blue Chip Growth Fund, 177,941 and 144,350 shares, respectively	(2)	$6,198,387

Fidelity Managed Income Portfolio, 4,681,211 and 3,788,799 shares, respectively	(2)	$3,788,799

(1)	Includes non-participant directed amounts (See Note 4).
(2)	Less than 5% as of December 31, 2002.

The net depreciation in the fair values of the Plan’s investments for the year ended December 31, 2002, including realized gains and losses on assets sold during the year, was as follows:

Description of Investment	Net depreciation

GlobalSantaFe Ordinary Shares	$1,475,975

Mutual funds	10,601,152

Net depreciation in fair value of investments	$12,077,127

4.	Non-Participant Directed Investments

Information about the fair values of net assets and the significant components of the changes in net assets relating to non-participant directed investments included in the Pension Offset Account is as follows:

	December 31,
	2002	2001
Net assets available for benefits:
Mutual funds:
Vanguard Asset Allocation
(Cost—$3,859,429 at December 31, 2002)	$3,526,452	$—
Fidelity Diversified International
(Cost—$513,100 at December 31, 2002)	441,272	—

	$3,967,724	$—

Year Ended December 31, 2002
Changes in net assets available for benefits:
Assets transferred in from the GlobalSantaFe Investment Savings and Profit Sharing Plan	$6,590,715
Interest / dividend income	33,321
Net depreciation in fair value of investments	(164,867)
Transfers to participant directed investments	(2,491,445)

$3,967,724

5.	Related Party Transactions

One of the investment options offered under the Plan is managed by FMTC, which is the trustee as defined by the Plan. The mutual fund investments of the Plan are managed by FMRC, an affiliate of FMTC, or Strategic Advisors, Inc., a subsidiary of FMRC. Purchases and sales of shares of funds managed by FMTC and FMRC are therefore considered exempt party-in-interest transactions by the U.S. Department of Labor.

6.	Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code (“IRC”) and is not subject to federal income taxes. The IRS issued its most recent favorable determination letter on November 27, 2002, in which the IRS stated that the GlobalSantaFe Savings Incentive Plan was in compliance with the applicable requirements of the IRC. This letter, however, did not address whether the Plan, as amended and restated, satisfies the requirements of section 401(a) of the IRC, as amended by the Economic Growth and Tax Reconciliation Act of 2001. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s assets held for investment per the financial statements to Schedule H of Form 5500:

	December 31,
	2002	2001

Assets held for investment per the financial statements	$120,682,063	$66,491,927

Deemed distributions of participant loans	(41,771)	—

Assets held for investment per Schedule H of Form 5500	$120,640,292	$66,491,927

SUPPLEMENTAL SCHEDULES

GLOBALSANTAFE 401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description	(d)4 Cost(1)	(e) Current Value
	Fidelity BrokerageLink Account	Self-directed brokerage account		$152,230
	Vanguard Institutional Index	Common stock fund		14,289,234
	Vanguard Ext. Market Index	Common stock fund		2,206,761
	Vanguard Asset Allocation(2)	Stock, bond, and money market fund		10,519,400
*	GlobalSantaFe Stock Fund	GlobalSantaFe ordinary shares		19,973,815
*	Fidelity Magellan	Common stock fund		11,044,005
*	Fidelity Equity-Income	Stock and bond fund		6,065,024
*	Fidelity OTC Portfolio	Common stock fund		1,074,649
*	Fidelity Real Estate Inv. Portfolio	Common stock fund		247,961
*	Fidelity Blue Chip	Common stock fund		5,683,444
*	Fidelity Low-Priced Stock	Common stock fund		2,580,064
*	Fidelity Aggressive Growth	Common stock fund		1,436,086
*	Fidelity Diversified International(2)	Foreign stock fund		4,586,088
*	Fidelity Dividend Growth	Common stock fund		927,044
*	Fidelity Mid-Cap Stock	Common stock fund		158,563
*	Fidelity Small Cap Stock	Common stock fund		422,155
*	Fidelity Freedom Income	Stock, bond, and money market fund		37,617
*	Fidelity Freedom 2000	Stock, bond, and money market fund		18,296
*	Fidelity Freedom 2010	Stock, bond, and money market fund		115,310
*	Fidelity Freedom 2020	Stock, bond, and money market fund		95,792

GLOBALSANTAFE 401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description	(d) Cost(1)	(e) Current Value
*	Fidelity Freedom 2030	Stock, bond, and money market fund		78,291
*	Fidelity Freedom 2040	Stock, bond, and money market fund		25,468
*	Fidelity Retirement Money Market	Money market fund		23,868,782
*	Fidelity Managed Income Portfolio	Common collective trust of investment contracts issued by banks and insurance companies		4,681,211
*	Fidelity High Income	Stock and bond fund		15,000
*	Fidelity U.S. Bond Index	Bond fund		6,001,788
*	Participant Loans	Loans to participants at annual rates of interest ranging from 4-3/4% to 10-1/2%		4,336,214

				$120,640,292

*	Exempt party-in-interest transaction.
(1)	Other than the investments referred to in note 2 below, all investments of the Plan are directed by participants. Therefore cost is not required to be disclosed.
(2)	A portion of these funds include non-participant directed amounts (See Note 4).

GLOBALSANTAFE 401(k) SAVINGS PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

For the Year Ended December 31, 2002

Description of Asset/Transaction	Number of Purchases/Sales	Purchase Price	Sales Price	Cost of Assets Sold	Net Realized Gain/(Loss)
Single Transaction:
Vanguard Asset Allocation Fund	1	$5,816,240	N/A	N/A	N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Date: July 14, 2003	By:	/s/ MICHAEL R. DAWSON
Michael R. Dawson Chairman of the Benefits Administrative Committee GlobalSantaFe 401(k) Savings Plan

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Auditors

99.1	Certification